May 17, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Mr. John P. Nolan

Re:	Ameris Bancorp
Form 10-K for the Fiscal Year ended December 31, 2015
Filed February 29, 2015
File No. 1-13901

Ladies and Gentlemen:

Ameris Bancorp, a Georgia corporation (the “Company”), hereby transmits for filing with the Securities and Exchange Commission (the “Commission”) the Company’s responses to comments (the “Comments”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter to the undersigned dated May 3, 2016 (the “Comment Letter”). For the convenience of the Staff, the Company has restated in this letter each of the Comments contained in the Comment Letter and numbered each of the responses to correspond to the Comment numbers.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Loans, page 37

1.	Please revise your MD&A in future filings to more comprehensively explain the reasons for trends in each component of the allowance for loan losses (individually evaluated, collectively evaluated, etc.) and the amount of the provision for loan losses recorded during the period when compared to observed changes in the credit quality of your loan portfolio. Please be as specific and detailed as needed to provide an investor with a clear understanding of the changes in credit risk of your loan portfolio and how these changes, as well as any other key drivers, impacted each component of the allowance for loan losses established at period end.

As requested by the Staff, the Company will disclose in its future filings more comprehensive explanations of the reasons for trends in each component of the allowance for loan losses (individually evaluated, collectively evaluated, etc.) and the amount of the provision for loan losses recorded during the period when compared to observed changes in the credit quality of the Company’s loan portfolio. In doing so, the Company will be sufficiently specific and detailed to provide an investor with a clear understanding of the changes in credit risk of the Company’s loan portfolio and how these changes, as well as any other key drivers, impacted each component of the allowance for loan losses established at period end.

Securities and Exchange Commission May 17, 2016 Page 2 ___________________________________

Notes to Consolidated Financial Statements

Note 6. Loans and Allowance for Loan Losses

Loans, page F-31

2.	We note from your table on page F-47 that you have approximately $187 million of loans acquired with deteriorated credit quality. Please revise future filings to include the disclosure required by ASC 310-10-50 and provide a copy of your proposed disclosure in your next response.

As requested by the Staff, the Company will disclose in its future filings the disclosure required by ASC 310-10-50. The revised disclosure as of December 31, 2015 is as follows:

	Commercial, financial & agricultural	Real estate – construction & development	Real estate – commercial & farmland	Real estate – residential	Consumer installment loans and Other	Purchased non-covered loans, including pools	Covered loans	Total
	(Dollars in Thousands)
Twelve months ended December 31, 2015:
Balance, January 1, 2015	$2,004	$5,030	$8,823	$4,129	$1,171	$-	$-	$21,157
Provision for loan losses	(73)	278	1,221	2,067	676	344	751	5,264
Loans charged off	(1,438)	(622)	(2,367)	(1,587)	(410)	(950)	(1,759)	(9,133)
Recoveries of loans previously charged off	651	323	317	151	137	1,187	1,008	3,774

Balance, December 31, 2015	$1,144	$5,009	$7,994	$4,760	$1,574	$581	$-	$21,062

Period-end amount allocated to:
Loans individually evaluated for impairment	$126	$759	$1,074	$2,172	$-	$-	$-	$4,131
Loans collectively evaluated for impairment	1,018	4,250	6,920	2,588	1,574	581	-	16,931

Ending balance	$1,144	$5,009	$7,994	$4,760	$1,574	$581	$-	$21,062

Loans:
Individually evaluated for impairment	$323	$1,958	$11,877	$9,554	$-	$22,672	$22,317	$68,701
Collectively evaluated for impairment	449,300	242,735	1,093,114	560,876	37,140	1,261,821	52,451	3,697,437
Acquired with deteriorated credit quality	-	-	-	-	-	80,024	62,761	142,785

Ending balance	$449,623	$244,693	$1,104,991	$570,430	$37,140	$1,364,517	$137,529	$3,908,923

Securities and Exchange Commission May 17, 2016 Page 3 ___________________________________

Impaired Loans, page F-35

3.	We note your disclosure on page F-35 that impaired loans include loans on nonaccrual status and accruing troubled debt restructurings and your disclosure on page F-35 that “The Company individually assesses for impairment all nonaccrual loans greater than $200,000 and all troubled debt restructurings greater than $100,000.” Please tell us whether you measure credit impairment on all TDRs (not just those currently classified as TDRs) using the guidance in ASC 310-10. If you do measure impairment on all TDR’s using this guidance please revise future filings to more clearly describe your policies. If you do not, please tell us why and tell us the impact on your financial statements at December 31, 2015 and September 30, 2014 had you measured credit impairment for these loans using this guidance.

The Company measures credit impairment on all TDRs greater than $100,000, consistent with the guidance in ASC 310-10, and not only those currently classified as TDRs. The Company will revise its future filings to more clearly describe its policies in this regard.

4.	As a related matter please tell us the aggregate total amount of nonaccrual loans below $200,000 and troubled debt restructurings below $100,000 and how you determined that excluding these loans from your impairment evaluation complies with the guidance in ASC 310-10.

At December 31, 2015, the Company had nonaccrual loans below $200,000 and troubled debt restructurings below $100,000 with an aggregate principal balance of $17,953,230, which were not individually measured for impairment. The Company believes it is in compliance with ASC 310-10, noting that the recorded basis of $17,953,230 of the impaired loans not individually evaluated for impairment represents only 0.46% of the Company’s total loans. In addition, the Company has previously recorded and reflected in its financial statements charge-offs on these loans totaling $7,379,593, representing a 29% loss rate. These loans individually average less than $39,000, and many are collateral-dependent and have already been written down to the fair value of the underlying collateral. The Company believes the potential exposure from any additional loss with respect to these loans is immaterial to the financial statements taken as a whole.

Allowance for Loan Losses, page F-47

5.	Please tell us if the allowance for loan loss and recorded investment for all TDRs (not just those currently classified as TDRs) is included in the “loans individually evaluated for impairment” line item in the ASC 310-10-50-11B(g) and (h) disclosures on page F-47. If so, please revise future filings to include a detailed footnote. If not, please tell us how you determined the disclosure complies with the referenced guidance.

The Company hereby confirms that the allowance for loan loss and recorded investment for all TDRs (not just those currently classified as TDRs) is included in the “loans individually evaluated for impairment” line item in the ASC 310-10-50-11B(g) and (h) disclosures on page F-47. The Company will revise future filings to include a detailed footnote regarding this disclosure.

* * *

Securities and Exchange Commission May 17, 2016 Page 4 ___________________________________

As requested by the Staff, the Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any additional comments or questions regarding this letter should be directed to the undersigned at telephone (229) 890-1111 or facsimile (229) 890-2235.

Sincerely,

/s/Dennis J. Zember Jr.

Dennis J. Zember Jr., Executive Vice
President and Chief Financial Officer